Exhibit 99.1

Medicure Announces Normal Course Issuer Bid

WINNIPEG, MB, June 29, 2020 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a pharmaceutical company, is pleased to announce that the TSX Venture Exchange ("TSXV") has accepted the Company's notice of intention to make a normal course issuer bid ("NCIB").

Under the terms of the NCIB, Medicure may acquire up to an aggregate of 533,116 common shares. In the opinion of the Company, its common shares have been trading at prices that do not reflect its underlying value. Accordingly, Medicure believes that purchasing its common shares for cancellation, at present pricing, represents an opportunity to enhance value for its shareholders.

As of June 29, 2020, the Company had 10,662,313 common shares outstanding, of which 4,655,353 common shares represent the public float of Medicure. Under TSXV policies, Medicure is entitled to purchase up to the maximum of 533,116 common shares, representing 5% of the common shares outstanding, over the 12-month period that the NCIB is in place.

The NCIB will commence on June 30, 2020 and will end on June 29, 2021, or on such earlier date as Medicure may complete its maximum purchases under the NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. ("PI") acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announces that it has entered into an automatic share purchase plan with PI (the "Plan") in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI may purchase common shares at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

On December 20, 2019, the Company completed a Substantial Issuer Bid pursuant to which the Company purchased 4,000,000 of its common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of $26.0 million in cash.

Under the Company's previous NCIB, which expired on May 29, 2020, the Company purchased and cancelled 563,000 of its common shares between May 30, 2019 and May 29, 2020 for a total cost to the Company of $2.2 million.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ PRO device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2019.

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2020/29/c6723.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:30e 29-JUN-20